VAN CLEAVE DRY GOODS, LLC
Unaudited Financial Statements For The Years Ended December 31, 2018, and 2017
April 10, 2019

VAN CLEAVE DRY GOODS, LLC
BALANCE SHEET
December 31, 2018

	2018	2017
ASSETS		
CURRENT ASSETS		
Cash	$ 35,323	$ 8,815
Accounts Receivable	57,848	1,865
Inventory	1,679	2,817
TOTAL CURRENT ASSETS	94,849	13,497
NON-CURRENT ASSETS		
Fixed Assets, Net	5,860	8,394
TOTAL NON-CURRENT ASSETS	5,860	8,394
TOTAL ASSETS	100,709	21,891
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	19,433	12,638
TOTAL CURRENT LIABILITIES	19,433	12,638
NON-CURRENT LIABILITIES		
Notes Payable	27,900	26,109
TOTAL LIABILITIES	47,333	38,747
MEMBERS' EQUITY		
Contributed Capital	180,702	125,372
Owner Withdrawals	(43,185)	(38,407)
Retained Earnings (Deficit)	(84,141)	(103,821)
TOTAL MEMBERS' EQUITY	53,376	(16,856)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 100,709	$ 21,891

Unaudited- See accompanying notes.

VAN CLEAVE DRY GOODS, LLC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
Operating Income		
Sales, Net	$ 168,855	$ 109,012
Cost of Goods Sold	71,097	85,851
Gross Profit	97,758	23,160
Operating Expense		
General & Administrative	42,098	40,021
Marketing & Selling	20,300	16,441
Depreciation Expense	2,534	4,368
Employee Benefits	3,833	2,866
Research & Development	878	491
Rent	-	-
Professional & Legal Fees	2,000	-
Payroll	-	-
	71,643	64,186
Net Income from Operations	26,115	(41,025)
Other Expenses		
Interest Expense	3,679	804
Tax Expense	776	163
	4,455	967
Net Income	$ 21,660	$ (41,993)

Unaudited- See accompanying notes.

VAN CLEAVE DRY GOODS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ 21,660	$ (41,993)
Depreciation	2,534	4,368
Change in Accounts Receivable	(54,070)	2,036
Change in Inventory	1,138	(929)
Change in Accounts Payable	6,795	(5,627)
Net Cash Flows From Operating Activities	(25,762)	(42,146)
Cash Flows From Investing Activities		
Change in Fixed Assets	2,534	(61)
Net Cash Flows From Investing Activities	2,534	(61)
Cash Flows From Financing Activities		
Change in Note Payable	1,776	14,994
Change in Contributed Capital	2,804	30,000
Change in Owner Withdrawals	(5,035)	(9,446)
Shareholder Notes Payable - Wefunder	55,665	-
Net Cash Flows From Investing Activities	55,210	35,548
Cash at Beginning of Period	5,963	15,474
Net Increase (Decrease) In Cash	29,360	(6,658)
Cash at End of Period	$ 35,323	$ 8,815

VAN CLEAVE DRY GOODS, LLC
CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
Starting Equity	$ (16,856)	$ 4,583
Capital Contributions	2,804	30,000
Owner Withdrawals	(5,035)	(9,446)
Net Income (Loss)	21,660	(41,993)
Ending Equity	$ (1,246)	$ (16,856)

Unaudited- See accompanying notes.

VAN CLEAVE DRY GOODS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

DECEMBER 31, 2018 AND 2017

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Van Cleave Dry Goods, LLC ("the Company") is a limited liability company organized under the laws of the State of Texas. The Company sells meat snacks through wholesale and retail channels.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Inventory

The Company's inventory consists of finished products available for sale. These products are valued at the price the Company pays its supplier.

Fixed Assets

The Company capitalizes long-lived assets with an original value of $500 or more. The Company's fixed assets consist of a Jeep Wrangler and equipment used in the production of the Company's products. Depreciation is calculated on a double declining balance basis over management's estimate of each asset's useful life.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. Revenue includes income from wholesale and retail sales of its products billed to customers in connection with sales. Revenue is stated net of sales discounts.

VAN CLEAVE DRY GOODS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)
_____

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained a net operating loss during fiscal year 2017. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected not to recognize an allowance to account for them in the financial statements. Net operating losses expire if unused after twenty tax years. The Company's federal tax filings for 2015, 2016, 2017 and 2018, will remain subject to review by the Internal Revenue Service until 2019, 2020, 2021 and 2022, respectively.

The Company is subject to franchise tax filing requirements in the State of Texas. The Company's tax filings in the State of Texas for 2015, 2016, 2017, and 2018 remain subject to review by that State until 2020, 2021, 2022, and 2023, respectively.

NOTE C- LLC MEMBER LIABILITY

Van Cleave Dry Goods, LLC is a limited liability company. As such, the financial liability of members of the Company is limited to each member's contribution of capital.

NOTE D- DEBT

The Company entered into a loan agreement with Funding Circle on October 3, 2017. The annual interest rate is 12.69% with a term of 60 months. The monthly payments amount to $1,053.14. The future annual payments on the loan are:

2019: $12,637.68
2020: $12,637.68
2021: $12,637.68
2022: $10,531.40

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE E- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before April 10, 2019, the date that the financial statements were available to be issued.